Exhibit 2.1

December 8, 2006

SITEL Corporation
7277 World Communications Drive
Omaha, Nebraska 68122

Attention:      Teresa A. Beaufait
                        General Counsel

Re: Amendment No. 1 to Agreement and Plan of Merger

Dear Sirs:

Reference is made to that certain Agreement and Plan of Merger, dated as of October 12, 2006 (as subsequently amended or otherwise modified, the “Merger Agreement”), by and among SITEL Corporation, a Minnesota corporation (the “Company”), ClientLogic Corporation, a Delaware corporation (“Parent”), and Stagecoach Acquisition Corporation, a Minnesota corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub is to merge with and into the Company. For purposes hereof, this letter agreement, together with all exhibits hereto, is referred to herein as “Amendment No. 1”. Unless otherwise defined, capitalized terms used herein have the meanings set forth in the Merger Agreement.

By our respective signatures below, you and we acknowledge and agree as follows:

1.   Section 1.01(a) of the Merger Agreement is hereby amended by inserting the following new definition in its alphabetically appropriate place:

“Amendment No. 1” means the letter agreement, dated December 8, 2006, among the Company, Parent and Merger Sub which amends and modifies this Agreement as expressly set forth therein.

2.   Section 2.02(a) of the Merger Agreement is hereby amended by deleting the dollar amount “$4.05” set forth therein and replacing it with the dollar amount “$4.25”.

3.   The parties hereto acknowledge that the preliminary Company Proxy Statement has been cleared by the SEC. Notwithstanding any term or provision of Section 6.02(i)(D) of the Merger Agreement, the Company shall file the definitive Company Proxy Statement with the SEC on or before 5:00 p.m. (EST) on December 11, 2006 and, as promptly as practicable thereafter, mail to its stockholders the Company Proxy Statement and all other proxy materials for the Company Stockholder Meeting. The definitive Company Proxy Statement shall set January 12, 2007 as the date of Company Stockholder Meeting.

DAVID E. GARNER
President & Chief Executive Officer

T   615-301-7272         F   615-301-7183
                                                      website      www.clientlogic.com

Two American Center, 3102 West End Avenue, Suite 900, Nashville, Tennessee 37203

4.   Section 11.04(b) of the Merger Agreement is hereby amended by deleting the dollar amount “$1,500,000” set forth therein and replacing it with the dollar amount “$2,500,000”.

5.   On December 8, 2006, Company made available to Parent and Merger Sub the Company’s internal financial budget for its fiscal year ending December 31, 2006. Each of Parent and Merger Sub acknowledges and agrees that neither the financial effect of the matters reflected in such internal financial budget, to the extent reflected therein, nor the reduction in consolidated EBITDA for such fiscal year and fourth quarter of such fiscal year to an amount not less than the budgeted amount for such fiscal year or quarter, as applicable, do or will constitute a Company Material Adverse Effect.

6.   The Company shall, and shall cause its Subsidiaries and advisors, employees and other agents of the Company and any of its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations (including activities related to due diligence or the provision of any nonpublic information concerning the Company and its Subsidiaries) with any Third Party conducted on or prior to the date hereof with respect to any Acquisition Proposal. Without in any way limiting the foregoing in any respect, the parties hereto expressly acknowledge that the terms and provisions of Section 6.03 of the Merger Agreement shall continue to apply to any Acquisition Proposals made or contemplated to be made by any Third Party on or after the date hereof.

7.   The Company hereby certifies, represents and warrants that, upon giving effect to this Amendment No. 1, to the Knowledge of the Company, no event has occurred which would permit Parent to terminate the Merger Agreement pursuant to Section 10.01(c)(iii) thereof.

8.   Parent and Merger Sub each hereby certifies, represents and warrants that, upon giving effect to this Amendment No. 1, to the knowledge of Parent and Merger Sub, no event has occurred which would permit the Company to terminate the Merger Agreement pursuant to Section 10.01(d)(ii) thereof.

9.   Upon the effectiveness of this Amendment No. 1, unless otherwise specifically provided (i) the term “Agreement” as used in the Agreement and all Exhibits and Schedules thereto shall mean the Agreement as amended and modified by this Amendment No. 1, including, without limitation, for purposes of construing terms such as “herein”, “hereof”, “hereunder” and words of similar import, and (ii) references in the Agreement or any Exhibit or Schedule thereto to any particular Schedule of the Company Disclosure Schedule shall mean such Schedule as amended or modified by this Amendment No. 1.

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state. Except as expressly amended or modified hereby, the Merger Agreement shall remain in full force and effect. All rules of construction set forth in the Merger Agreement, including pursuant to Section 1.02 and Article 11, shall apply to this Amendment No. 1.

This Letter Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument. This Letter Agreement shall become binding and effective immediately upon execution by the parties hereto and the written confirmation by the Company and each Company shareholder party to each voting agreement (dated as of the date of the Merger Agreement and delivered in connection therewith) that such voting agreement to which such Person is a party remains in full force and effect.

Sincerely,
CLIENTLOGIC CORPORATION
	By:	/s/ DAVID GARNER
Name: David Garner
Title: President and Chief Executive Officer
STAGECOACH ACQUISITION CORPORATION
	By:	/s/ DAVID GARNER
Name: David Garner
Title: President
AGREED AND ACCEPTED AS OF THE DATE HEREOF:
SITEL CORPORATION
By:	/s/ JAMES F. LYNCH
Name: James F. Lynch
Title: Chairman and Chief Executive Officer